TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

VIA EDGAR

July 18, 2022

Tatanisha Meadows

Adam Phippen

Brian Fetterolf

Lilyanna Peyser

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	TH International Limited Registration Statement on Form F-4 (File No.: 333-259743)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TH International Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on July 20, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective..

Please contact Steve Lin of Kirkland & Ellis LLP at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell) as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Very truly yours,

TH International Limited

By:	/s/ Paul Hong

Name:	PAUL HONG

Title:	Director